SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

In accordance with legal provisions and our bylaws, the shareholders of Brasil Telecom S.A. (the “Company”) are called to meet at the Ordinary and Extraordinary General Shareholders’ Meetings to be held on April 27, 2011, at 11:00 a.m., at the Company’s headquarters, in the City of Rio de Janeiro, State of Rio de Janeiro, located at Rua General Polidoro, 99, 5th floor, Botafogo, to deliberate on the following items:

At the Ordinary Shareholders’ Meeting:

(i)	Acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report and Financial Statements for the fiscal year ended December 31, 2010, together with the independent auditors’ report;

(ii)	Approve the proposal to allocate the results for the fiscal year ended December 31, 2010 and the payment of employee participation, pursuant to article 45 of the Bylaws;

(iii)	Approve the Capital Budget for 2011;

(iv)	Elect the members of the Board of Directors and their respective alternates;

(v)	Elect the members of the Board of Executive Officers and their respective alternates; and

(vi)	Determine the global annual compensation of the Executive Officers and members of the Company’s Fiscal Council.

At the Extraordinary Shareholders’ Meeting:

(i)	Consolidate the text of the Company’s Bylaws.

INSTRUÇÕES GERAIS:

1.	All documents related to the Agenda are available to the Company’s shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri) and on the website of the CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2.	Pursuant to CVM Instruction No. 165 of December 11, 1991, amended by CVM Instruction No. 282 of June 26, 1998, we inform that the minimum participation in the Company’s voting capital necessary to request that the members of the Board of Directors be elected using the cumulative voting method is 5% (five percent). Shareholders wishing to make such request must do so at least 48 hours prior to the start of the Meeting.

3.	Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, to the Company’s Corporate M&A Department, at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., until April 25, 2011. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

4.	Shareholders whose shares are registered with a custodian who wish to attend this Meeting must present a statement of share ownership, issued by the custodian, dated as of April 25, 2011.

Rio de Janeiro, March 28, 2011.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer